UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) – December 31, 2010	11

Signatures	12

Report of Independent Registered Public Accounting Firm

Investment Savings Stock Ownership Plan Committee
American Woodmark Corporation:

We have audited the accompanying statements of net assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2010 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2010 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 1, 2011

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments at fair value (notes 3, 4, and 6):
Money market fund	$140,555	$270,836
Mutual funds	46,868,662	41,701,650
American Woodmark Corporation Stock Fund:
Money market fund	325,554	298,765
Common stock – American Woodmark Corporation	20,946,265	16,924,545
Total investments, at fair value	68,281,036	59,195,796

Receivables:
Employer’s contributions	286,318	325,303
Participants’ contributions	25,403	7,642
Notes receivable from participants	2,402,515	2,197,718
Interest receivable	7,497	22,819
Total receivables	2,721,733	2,553,482

Total assets	71,002,769	61,749,278

LIABILITY
Excess contributions payable	96,984	82,939
Total liability	96,984	82,939

Net assets available for benefits (note 5)	$70,905,785	$61,666,339

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income (notes 4 and 6):
Net appreciation in fair value of investments	$9,247,028	$9,895,564
Interest and dividends	1,165,782	1,075,222
Interest on notes receivable from participants	140,285	176,775
Total investment income	10,553,095	11,147,561

CONTRIBUTIONS
Participants’ contributions	3,899,609	4,162,830
Rollovers	220,102	203,695
Employer’s contributions	1,142,515	1,287,534
Total contributions	5,262,226	5,654,059

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants (note 5)	(6,381,773)	(11,132,439)
Administrative expenses	(194,102)	(166,574)
Total deductions	(6,575,875)	(11,299,013)

Net increase in net assets available for benefits	9,239,446	5,502,607

Net assets available for benefits at beginning of year	61,666,339	56,163,732

Net assets available for benefits at end of year	$70,905,785	$61,666,339

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Copies of this document are available from the American Woodmark Corporation Treasury Department.

	(a)	General

The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (the Corporation) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and are employed at the end of six consecutive months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

	(b)	Contributions

The Plan allows participants to contribute up to 50% of their annual compensation, excluding bonuses and other forms of extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $16,500 for the years ended December 31, 2010 and 2009. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2010 and 2009 was $5,500. Participants may elect to invest their contributions in the available investment options as authorized by the Plan committee. The accounts of participants who do not make an investment election are automatically invested in the Franklin Templeton Growth fund.

The Corporation makes matching contributions equal to 50% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All contributions by the Corporation are made in the Corporation’s common stock.

Each year, the Corporation also makes incentive contributions to each participant in the Plan equal to 3% of the Corporation’s quarterly net earnings divided by the number of eligible Plan participants. These contributions may be made in the form of the Corporation’s common stock or cash.  Incentive contributions made in 2010 and 2009 of $0 and $697, respectively, were made in the Corporation’s common stock and cash.  Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2010 or 2009.

	(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions.  At December 31, 2010 and 2009, the balance of forfeited nonvested accounts was $8,076 and $20,845, respectively.  In 2010 and 2009, employer contributions were reduced by $58,829 and $29,826, respectively, from forfeited nonvested accounts.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest at 25% per year in the Corporation’s contribution portion of their account plus actual earnings thereon beginning at the conclusion of their second year of service. A participant is 100% vested after five years of service. Each participant will always have a fully vested interest in their prior plan account and any rollover accounts.

(e)	Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time.  The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

(f)	Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

Economic conditions resulted in the closure of two of the Company’s manufacturing facilities and the suspension of operations at one manufacturing facility in 2009.  In light of those conditions, during plan year 2009, the Company laid off a number of employees that participated in the Plan and determined that a partial plan termination had occurred.  Per IRS and ERISA guidelines, those participants who were terminated as a result of the layoffs and had nonvested account balances became fully vested in the employer contributions as of the effective date of their terminations.

(h)	Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan.  The Plan provides that the Corporation’s matching and profit sharing contributions are automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (the Stock Fund).  The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund at any time.

(i)	Administrative Expense

The Corporation pays for all recordkeeping services net of revenue sharing from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock, and the trustee fee for preparing loan or distribution checks. All other expenses are paid by the Plan.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)	Summary of Significant Accounting Policies
	(a)	Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
	(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the plan year. The fair value of the Corporation’s common stock is based on the closing price on the last business day of the Plan year.  Money market fund balances are valued based on redemption values on the last business day of the Plan year.

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund.

In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

	(c)	Notes receivable from participants
Notes receivable from participants (loans) are carried at their unpaid principal balance.
	(d)	Benefit Payments
Benefit payments are recorded upon distribution.
	(e)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial Statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

	(f)	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) – Improving Disclosures About Fair Value Measurements.”  ASU Topic 820 requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, and issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. This standard is effective as of December 31, 2010 for Level 1 and Level 2 disclosures and as of December 31, 2011 for Level 3. Other than requiring additional disclosures, the adoption of this new guidance has not and will not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASC 962).  This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted.  The guidance should be applied retrospectively to all periods presented.  The Plan adopted this guidance as of December 31, 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits.  Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

(g)	Reclassification
Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

(3)	Fair Value Measurements
The Plan classifies its investments carried at fair value in a three-level valuation hierarchy for fair value measurement. These levels are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to their fair value measurement.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Money market fund	$466,109	--	--	$466,109
Mutual funds:
Money Market funds	4,222,077	--	--	4,222,077
Intermediate Bond funds	7,707,791	--	--	7,707,791
Balanced funds	567,237	--	--	567,237
Large Value stock funds	8,501,905	--	--	8,501,905
Large Cap Core stock funds	871,155	--	--	871,155
Large Cap Growth stock funds	9,360,987	--	--	9,360,987
Mid Cap Core stock funds	1,252,620	--	--	1,252,620
Small/Mid Cap Value stock funds	2,052,115	--	--	2,052,115
Small/Mid Cap Growth stock funds	6,222,686	--	--	6,222,686
International stock funds	6,110,089	--	--	6,110,089
Total mutual funds	46,868,662	--	--	46,868,662
American Woodmark Corporation common stock	20,946,265	--	--	20,946,265
Total assets at fair value	$68,281,036	$--	$--	$68,281,036

	Fair Value Measurements as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Money market fund	$569,601	--	--	$569,601
Mutual funds:
Money Market funds	4,502,833	--	--	4,502,833
Intermediate Bond funds	7,445,773	--	--	7,445,773
Balanced funds	407,715	--	--	407,715
Large Value stock funds	7,638,093	--	--	7,638,093
Large Cap Core stock funds	682,648	--	--	682,648
Large Cap Growth stock funds	8,288,994	--	--	8,288,994
Mid Cap Core stock funds	861,562	--	--	861,562
Small/Mid Cap Value stock funds	1,457,799	--	--	1,457,799
Small/Mid Cap Growth stock funds	4,937,092	--	--	4,937,092
International stock funds	5,479,141	--	--	5,479,141
Total mutual funds	41,701,650	--	--	41,701,650
American Woodmark Corporation common stock	16,924,545	--	--	16,924,545
Total assets at fair value	$59,195,796	$--	$--	$59,195,796

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:
	December 31,
	2010	2009
Fair value determined by quoted market price:
American Woodmark Corporation common stock	$20,946,265	$16,924,545
Consulting Group Large Cap Value Equity Fund	6,503,838	5,933,821
Consulting Group Large Cap Growth Fund	7,091,675	6,153,838
Consulting Group Small Cap Growth Fund	4,498,899	3,558,268
Consulting Group International Equity Fund	3,710,757	3,386,769
Consulting Group Core Fixed Income Investments Fund	5,398,339	5,273,265
Consulting Group Government Money Market Fund	*	3,496,527
* below 5% at December 31, 2010

During the years ended December 31, 2010 and 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value by $9,247,028 and $9,895,564 respectively, as follows:

	December 31,
	2010	2009
Fair value determined by quoted market price:
American Woodmark Corporation common stock	$4,573,211	$2,183,705
Mutual funds	4,673,817	7,711,859
	$9,247,028	$9,895,564

(5)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$70,905,785	$61,666,339
Less amounts allocated to withdrawing participants	(161,534)	(173,079)
Less benefit payments processed by recordkeeper but
not paid by trustee	(496)	(124,750)
Net assets available for benefits per the Form 5500	$70,743,755	$61,368,510

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:
	December 31,
	2010	2009

Benefits paid to participant per the financial statements	$6,381,773	$11,132,439
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end
of the year	162,030	297,829
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at
beginning of the year	(297,829)	(119,536)
Benefits paid to participants per the Form 5500	$6,245,974	$11,310,732

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(6)	Related-Party Transactions

Certain plan assets are invested in common stock of the Corporation.  Transactions involving these investments are considered to be party-in-interest transactions.  During 2010 and 2009, the Plan received $309,097 and $333,071, respectively, in dividends from the Corporation.

Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan.

(7)	Federal Income Taxes

The Plan adopted a prototype plan maintained by the Newport Group for which an opinion letter dated June 3, 2004 was received stating the prototype plan qualifies under the applicable provisions of the Internal Revenue Code (IRC). The Company has not requested a separate determination letter from the IRS, but rather is relying on the letter received by the Newport Group in accordance with Announcement 2001-77.  The plan administrator believes the Plan is being operated in accordance with the prototype plan document and in compliance with the appropriate requirements of the Code.  Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2006.

AMERICAN WOODMARK CORPORATION
INVESTMENT STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issuer, borrower, lessor, or similar party	Number of shares, principal amounts, units or rate of interest	Current value
Northern Institutional Diversified Assets	(pays interest at 0.03%)	$466,109

Mutual funds:
Allianz NFJ Large Cap Value Fund	34,147	474,981
Amcap Fund	51,595	976,693
American Bond Fund of America	66,672	812,728
American Europacific Growth Fund	38,912	1,607,469
American Money Market	909,529	909,529
American Mutual Fund	39,451	998,517
American Small Cap World Fund	28,933	1,134,465
Columbia Acorn Select Fund Z	10,221	293,649
Columbia Mid Cap Value Fund	32,384	435,884
Consulting Group Core Fixed Income Investments Fund	645,734	5,398,339
Consulting Group Government Money Market Fund	3,312,548	3,312,548
Consulting Group International Equity Fund	351,065	3,710,757
Consulting Group Large Cap Growth Fund	480,466	7,091,675
Consulting Group Large Cap Value Equity Fund	741,601	6,503,838
Consulting Group Small Cap Growth Fund	230,005	4,498,899
Consulting Group Small Cap Value Fund	75,625	915,058
Dreyfus Appreciation Fund	12,019	459,134
Dreyfus Mid Cap Index Fund	44,929	1,252,620
Franklin Dynatech Fund	9,969	300,672
Franklin Equity Income Fund	31,095	524,569
Franklin Growth Fund	9,228	412,021
Franklin Small Cap Value Fund	15,299	701,173
Franklin Templeton Growth Fund	37,196	567,237
Franklin Total Return Fund	39,572	399,280
Janus Growth & Income Fund	19,869	607,204
Janus Research Core Fund	18,252	384,743
Managers Cadence Mid-Cap Inst Fund	11,770	295,673
Pimco Real Return Fund	96,606	1,097,444
Templeton Foreign Smaller Companies Fund	48,551	791,863
Total	7,443,243	46,868,662

* American Woodmark Corporation Common Stock	853,556	20,946,265

Notes receivable from participants	(Rates of interest ranging from 5.25% to 10.25%)	2,402,515

Total		$70,683,551

* Party-in-interest.

See accompany report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Investment Savings Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Date: June 1, 2011	By:	/s/ GLENN E. EANES
Glenn E. Eanes
Vice President and Treasurer
Chairman of Pension Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)